                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                Amendment No. 2
                                 (Rule 13e-4)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                             KEYNOTE SYSTEMS, INC.
    (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

        Options Under Keynote Systems, Inc. 1999 Equity Incentive Plan
             to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  493308 10 0
                     (CUSIP Number of Class of Securities)

                                  John Flavio
             Vice President of Finance and Chief Financial Officer
                             Keynote Systems, Inc.
                               2855 Campus Drive
                         San Mateo, California  94403
                                (650) 522-1000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                            Jeffrey R. Vetter, Esq.
                          Cynthia E. Garabedian, Esq.
                              Fenwick & West, LLP
                             Two Palo Alto Square
                          Palo Alto, California 94306

                           CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
          Transaction                            Amount of Filing Fee**
           Valuation*
--------------------------------------------------------------------------------
          $18,826,916                                 $3,766
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 2,017,675 shares of common stock of Keynote Systems, Inc. having an aggregate value of $18,826,916 as of April 10, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

**  Previously paid.

[_] Check the box if any part of the fee is offset as provided offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable.
                        ------------------
Form or Registration No.:  Not Applicable.
                          ----------------
Filing Party:              Not Applicable.
             -----------------------------
Date Filed:                Not Applicable.
           -------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Keynote Systems, Inc. (the "Company") with the Securities and Exchange Commission on April 11, 2001, and amended on April 25, 2001, (the "Schedule TO") to report the results of the offer by the Company to its employees to exchange all outstanding options granted on or after September 24, 1999 under the Company's 1999 Equity Incentive Plan (the "Plan") to purchase share of the Company's common stock, par value $0.01 per share, for new options to be granted by the Company under the Plan and upon the terms and conditions described in the Offer to Exchange, (the "Offer to Exchange"), previously filed as Exhibit(a)(1), and related letter of transmittal, previously filed as Exhibit(a)(2). This Amendment No. 2 is the final amendment to the Schedule TO. The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO and to file as Exhibit (a)(7) the form of written communication to be sent by the Company to option holders electing to participate in the Offer to Exchange.

ITEM 4.  TERMS OF THE TRANSACTION

     The offer made by the Company pursuant to the Schedule TO expired at 9:00 p.m. Pacific Daylight Time on Tuesday, May 8, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 1,155,175 shares of the Company's common stock, representing 55% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will issue New Options to purchase an aggregate of 1,155,175 shares of the Company's common stock to an aggregate of 107 option holders. The Company will promptly send to each option holder whose options have been accepted for exchange a written confirmation, substantially in the form of Exhibit (a)(7) filed herewith, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange and the corresponding number of shares of common stock that will be subject to the new options that will be granted to such holders.

ITEM 12.  EXHIBITS

(a)(1)*  Offer to Exchange, dated April 11, 2001.
   (2)*  Form of Letter of Transmittal.
   (3)*  Transcript of announcement made to employees on April 6, 2001
   (4)*  Form of Letter to Eligible Option Holders.
   (5) The Company's annual report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).
   (6) The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 (incorporated herein by reference).
   (7) Form of written confirmation to option holders electing to participate in the Offer to Exchange.
(b)      Not applicable.

(d)(1) The Company's 1999 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.04 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).

(d)(2) The Company's 1999 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.05 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).

(g)      Not applicable.
(h)      Not applicable.

 *   Previously filed.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Date:  May 9, 2001
                                         KEYNOTE SYSTEMS, INC.

                                         By:  /s/ Umang Gupta
                                            ----------------------------------
                                              Name:  Umang Gupta
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

                               INDEX TO EXHIBITS


Exhibit
Number
------

(a)(1)* Offer to Exchange, dated April 11, 2001.
(a)(2)* Form of Letter of Transmittal.
(a)(3)* Transcript of announcement made to employees on April 6, 2001
(a)(4)* Form of Letter to Eligible Option Holders.
(a)(5) The Company's annual report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).
(a)(6) The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 (incorporated herein by reference).
(a)(7) Form of written confirmation to option holders electing to participate in the Offer to Exchange.
(d)(1) The Company's 1999 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.04 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).
(d)(2) The Company's 1999 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.05 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).

* Previously filed.